

August 17, 2009

Via U.S. Mail and Facsimile (713-513-3455)

Jack B. Moore
President and Chief Executive Officer
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, TX 77027

> **Re:** **Cameron International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-13884**

Dear Mr. Moore:

We refer you to our comment letter dated March 25, 2009 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance